FEDERATED HERMES ETF TRUST

4000 Ericsson Drive
Warrendale, Pennsylvania 15086-7561

June 27, 2022

EDGAR Operations Branch
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, DC 20549

RE:	FEDERATED HERMES ETF TRUST (the “Registrant”)

1933 Act File No. 333-258934
1940 Act File No. 811-23730

Dear Sir or Madam:

On behalf of the Registrant and pursuant to Rule 477(a) under the Securities Act of 1933, as amended (the “Securities Act”), I hereby respectfully request the immediate withdrawal of Post-Effective Amendment No. 2 under the Securities Act and Amendment No. 3 under the Investment Company Act of 1940, as amended, together with all exhibits thereto, to the Registrant’s Registration Statement filed on Form N-1A on June 24, 2022, at 14:08:19 under ACCESSION NUMBER: 0001623632-22-000755 (the “Amendment”). This withdrawal is being requested because a required exhibit was inadvertently not included with the submission. No securities have been sold in connection with the Amendment, which is being withdrawn prior to effectiveness. The Registrant intends to file a new amendment to its Registration Statement shortly with all exhibits included.

If you have any questions regarding this request, please contact Christina Eifler at (724) 720-8832 or Christina.Eifler@FederatedHermes.com.

Very truly yours,

/s/ George F. Magera
George F. Magera
Assistant Secretary